OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Monte Cristo Productions, LLC

1203 S. La Cienega blvd. #E
Los Angeles, CA 90035

www.startengine.com



10000 units of Revenue Participation Rights

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum $107,000 of Revenue Participation Rights

Minimum $10,000 of Revenue Participation Rights

Company	Monte Cristo Productions, LLC (dba Make America Laugh Again)
Corporate Address	1203 S. La Cienega Blvd. #E, Los Angeles, CA 90035
Description of Business	Monte Cristo Productions was formed exclusively to produce the film, "Why Torture is Wrong, and the People Who Love Them."
Type of Security Offered	Revenue Participation Rights
Minimum Investment Amount (per investor)	$100

Revenue Participation Rights

Distribution Rights

Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined below) shall be allocated as follows:

First, 100% (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have received an amount equal to one hundred and twenty percent (120%) of the Additional Funds; and following such time, if ever, as Investor has recouped an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have recouped an amount equal to one hundred and twenty percent (120%) of the Additional Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds.

Revenues are generated through sale of domestic distribution rights, selling licencing rights to video on demand platforms such as Netflix, amazon Prime, Hulu, iTunes, and cable providers and DVD/Blue-Ray. Additionally, we will also be looking to partner up with Foreign Sales Agents to market and sell the movie internationally, territory-by-territory, at the many film markets and conventions held throughout the year. These markets and conventions take place in various cities (Cannes, France, Berlin, Germany, Santa Monica, California, etc.) around the world.

*Perks -

*All perks occur after the offering is completed.

- ***$125** — Hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM!
- ***$500** — Hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM, signed by Christopher Durang!
- ***$750** — **Exclusive photos from our set photographer!** Receive emails containing pictures taken by our official set photographer, **sent directly to you DURING PRODUCTION!** Includes a hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM, signed by Christopher Durang.
- ***$1,000** — **You and a guest will be invited to attend the premiere and after party in Los Angeles!** You must provide your own transportation. Includes a signed hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM and exclusive photos from our set photographer.
- ***$5,000** — **Attend a meet and greet with Christopher Durang in New York!** You must provide your own transportation. Includes a signed hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM, exclusive photos from our set photographer, and an invitation for you and a guest to attend the premiere and after party in Los Angeles.
- ***$10,000** — **Hard copy of the adapted screenplay, signed by the entire cast and Christopher Durang!** Includes a signed hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM, exclusive photos from our set photographer, an invitation for you and a guest to attend the premiere and after party in Los Angeles, and an invitation to attend a meet and greet with Christopher Durang.
- ***$25,000** — **Producer Credit on IMDB, and your name will appear as a producer in the ON SCREEN CREDITS!** You will be an official Hollywood Producer. You will also receive a two day **SET PASS**, which means **you and a guest can visit the set while we're filming, on two days of your choosing!** You will have a front row seat to the filming of this movie, and you'll get to **meet the cast.** Includes a signed hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM, exclusive photos from our set photographer, an

invitation for you and a guest to attend the premiere and after party in Los Angeles, an invitation to attend a meet and greet with Christopher Durang, and a hard copy of the adapted screenplay signed by the entire cast and Christopher Durang.

- ***$50,000 — PERMANENT SET PASS! You and a guest will be welcome to come to set for EVERY SINGLE DAY of filming!** You will also receive **producer credit on IMDB, and your name will appear as a producer in the ON SCREEN CREDITS!** You will be an official Hollywood Producer. You will have a front row seat to the filming of this movie, and you'll get to **meet the cast.** Includes a signed hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM, exclusive photos from our set photographer, an invitation for you and a guest to attend the premiere and after party in Los Angeles, an invitation to attend a meet and greet with Christopher Durang, and a hard copy of the adapted screenplay signed by the entire cast and Christopher Durang.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

Monte Cristo Productions was formed exclusively to produce the film, "Why Torture is Wrong, and the People Who Love Them." This film was originally a play of the same title. The piece was written by Tony-Award winning playwright, Christopher Durang. Mr. Durang has also written the adapted screenplay. We are having conversations with very well known, top level actors about being involved in the film. The production budget is currently estimated at $3.5 million.

Sales, Supply Chain, & Customer Base

We have not generated any sales to date. This film has not yet been rated, thus we cannot list our specific target demographics at this time.

Our product, the motion picture, "Why Torture is Wrong, and the People Who Love Them" will be marketed to movie goers and watchers worldwide. A multitude of distribution outlets will likely be employed - including but not limited to theatrical release, video on demand, subscription based video on demand, broadcast, DVD/Blu-Ray - and these will be in both foreign and domestic markets. All of these distribution channels could provide revenue streams for the film. Companion products like a novelization, soundtrack and other ancillary items could also provide revenue streams for the company.

Competition

All movies compete for movie-goers' dollars based on interest, timing, and marketing. The comedy has rich political content, which, heretofore, has been plentiful on news and television shows, but completely absent from feature films. Our film fills that void.

Liabilities and Litigation

We have not been involved in any litigation.

The team

Officers and directors

Avi Bernard	Producer/Owner/LLC Manager
Sheila Bernard	LLC Manager

Avi Bernard
Avi has been a part time on-air sports commentator at KTLA TV Channel 5 since 2011, and a part time (10-30 hours a week) on-air personality at Stevie Wonder's KJLH 102.3fm in Los Angeles since 2009 . He has made appearances in HBO's TRUE DETECTIVE, TNT's MURDER IN THE FIRST, SCORPION on CBS, and will be co-starring in an episode of the new HBO Show, BARRY. Avi wrote and produced a short called CAN YOU NOT? which screened at the Independent Film Quarterly Film Festival in 2014 and played the lead in LOTUS which won first place at Shortlands Film Competition in 2017. He has studied acting at Diana Castle's The Imagined Life since 2012. Avi has served as the Owner, Manager, and Producer of Make America Laugh again since inception in October 2015 (part time, around 30 hours a week.)

Sheila Bernard
Sheila Bernard is an activist, investor, and retired teacher. She has fought for equal rights for all people since the 1960's, when she dropped out of UCLA to protest the Vietnam War (she later returned to UCLA and graduated with a BA in Public Service). Since retiring over ten years ago, Sheila spends much of her time volunteering in the areas of voting rights, education and housing. She has a passion for movies, especially those that uplift, inform and motivate. She serves as a part time Manager of Make America Laugh Again (approximately 5-10 hours a week.)

Number of Employees: 3

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Uncertain Risks** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the revenue share interest should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Financing** We are a startup company and our business model currently focuses on our film's production rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. We rely on external financing to fund our operations.
- **Economic Conditions** The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which our films will be shown may adversely impact our consolidated financial results. Inflation, hyperinflation, currency exchange rates, recession, depression, high unemployment levels, and other unfavorable economic conditions could affect our ability to be profitable. A severe and/or prolonged economic downturn or a negative or uncertain political climate could adversely affect our customers' financial condition and the levels of business activity of our customers we serve. This may reduce demand for our products or depress pricing of those products and have a material adverse effect on our results of operations. In addition to having an impact on general economic conditions, events such as acts of terrorism, war, or similar unforeseen events, may adversely affect our ability to service our customers and our results of operations, although the impact of such events can be difficult to quantify. If we are unable to successfully anticipate changing economic and political conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.
- **Competition** We face competition with respect to any films that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant

competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to.

- **Labor Laws/Conditions** Labor laws for actors, or strike by actors' unions may affect our ability to complete the picture. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

- **Spending Habits and Use of Time by Audiences** We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior. Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

- **Availability of Personnel** In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in the production of our film, which could adversely affect operating results. Our consultants, partners, team members, and advisers may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. Various team members may not be available at different stages in the development, production or post-production of the film, in which case suitable personnel will be substituted by management.

- **Loss of Talent** Loss of talent through sickness or conflict may adversely affect the schedule or ability to complete production.
- **Dependence on Audience Acceptance** Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and, therefore, inherently risky. We cannot predict the economic success of any of our feature films because the revenue derived from the distribution of a film (which does not necessarily directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a film also depends upon the public's acceptance of competing series and films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. The economic success of a film is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and by effective marketing. If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that any particular feature film will generate enough revenue to offset its distribution, fulfillment services and marketing costs.
- **Insurance of Personnel** Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Avi Bernard in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Avi Bernard becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The loss of Avi Bernard could harm the Company's business, financial condition, cash flow and results of operations.
- **The Film might never be made** If the film fails for any reason, is never produced or is abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amount. The revenue participation rights only provide a right to share in the revenues of the "Why Torture is Wrong, and the People Who Love Them" feature film. Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of a single film. The film might not be made due to unforeseen circumstances such as a loss of key personnel, industry strike, weather, natural disaster, illness of cast or other key personnel.
- **Effectiveness of Content** The economic success of a film is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and by effective marketing. If we are unable to accurately judge

audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized.

- **Limited Rights of Investors** Holders of Revenue Shares have no voting rights. The Purchasers will have no right to participate in the business or affairs of the Company. The Financing Agreement does not contain any affirmative or negative covenants relating to the operation of the business or otherwise. The Company does not have any voting agreements in place for Revenue Sharing participants. The Company does not have any shareholder/equity holder agreements in place. Investors under no circumstances shall have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name). As between Producer and Financier, all business and creative decisions with regard to the Picture shall be made solely by Producer(s).
- **Profitability Risk** Our feature film may not generate enough revenue to offset its pre-production, production, post-production, distribution, and marketing costs.
- **Film Decision Making** As between Producer and Financier, all business and creative decisions about the Picture shall be made solely by Producer(s).

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Avi Bernard, 100.0% ownership, Membership Units

Classes of securities

- Revenue Sharing: 0

  Voting Rights

  Parties to the Investor Financing Agreement shall have no voting rights in the Company.

  Management

  The Company shall be managed by Avi Bernard.

  Distribution Rights

  Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined below) shall be allocated as follows:

  First, 100 (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the

Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have received an amount equal to one hundred and twenty percent (120%) of the Additional Funds; and

following such time, if ever, as Investor has recouped an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have recouped an amount equal to one hundred and twenty percent (120%) of the Additional Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds. All third-party participations in Net Proceeds (other than those payable to Additional Investors) shall be borne out of Producer's share of Net Proceeds.

The 50% distribution split assumes that the Investor and Additional Investors contribute the entire Investor Funds and Additional Investor Funds of the project, which is projected to be $3,500,000, to the Producer. To the extent they contribute less than the entire budget, the 50% distribution split shall be adjusted on a pro rata basis. For purposes of clarity and by way of example, if $800,000 of a $1 million budget is raised by the Investor and Additional Investors, and the remaining $200,000 is procured by the Producer by some non-investment means (e.g. debt) 80% of the $1 million Budget would have been provided by the Investors, which would result in them receiving 80% of the potential 50% split, or 40% of the Net proceeds, resulting in the Investor and Additional Investors receiving 40% and the Producer receiving 60% to reflect the additional percentage of the Budget procured by non-investment "Filmmaker Funds."

"Filmmaker Funds" is defined as all the non-investment additional funds required to produce and market the Picture (e.g. loans, advances, minimum guarantees, etc.).

As used herein, "Gross Proceeds" shall mean any and all amounts, including non-refundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay funds secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be adjusted every twelve (12) months and amounts deemed by Producer as not needed to cover anticipated expenses will be forwarded for distribution per this Agreement. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

Dilution Protection

Investors may experience dilution if Budget exceeds $3,500,000, but not to exceed dilution of pro-rate Investor Funds and Additional Investor Funds of $5,000,000. Any funds raised in excess of $5,000,000 towards the budget, and other compensation owed to third parties will be shared out of the "Producers' Side" of the Profits.

- Membership Interest: 100

Voting Rights *(of this security)*

The Members have the right and power to vote on all matters with respect to which the Articles of Organization, this Agreement, or the Hawaii Limited Liability Company act requires or permits. Unless otherwise stated in this agreement (for example, in Section 4.1(c)) or required under the Hawaii Uniform Limited Liability Company Act, the vote of the members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

Rights to Receive Liquidation Distributions

In the event corporation liquidates its assets, the company's creditors are the first in line to receive funds from the liquidation. Bondholders and owners of other corporate debt securities are the next recipients to be paid. Only after these debts are paid members lay claim to liquidated assets.

Rights and Preferences

Individuals that own Membership Units of the company are viewed as the true owners of that company. As such, a Member has specific privileges and rights that are governed by the laws of the State of Hawaii.

What it means to be a Minority Holder

As a holder of Revenue Participation Rights, you will have no voting rights, and limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The details of potential dilution are as follows:

The investor's portion of revenue could be diluted due to the company raising additional funds beyond the projected budget amount. When the company raises additional funds, the percentage of the revenue that you own will go down, even though the profits of the company may go up. In this case, you will own a smaller percentage of the investor's "pool" of the profits. This increase in funds raised could result from another crowdfunding round, a private offering, or angel investment.

If the company decides to raise over the published maximum, an investor could experience value dilution, with his or her pro-rated percentage being worth less than before.

If the Company reaches its initial maximum goal of $107,000, it is expected that the Company will increase its offering maximum to $1,070,000, which will create the opportunity for such dilution.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

There is currently zero overhead for our business. Our current operation consists of acquiring the funding for the film, which we will persist in until all funding has been acquired. If we don't raise sufficient funds through this Start Engine Crowd Funding, we will be looking into other fund raising avenues. The movie requires funding to be produced. Major expenses include actor salaries, production costs and post-production costs. We anticipate our release date to be September of 2019, at which point we hope generate revenue. These numbers are subject to change, but we anticipate 30-40% of our projected budget will be spent on salaries for cast and crew, 40-50% on production costs, 20% on post-production. Depending on the talent we hire, our anticipated budget may increase.

Financial Milestones

Typically, in raising money for an independent film, you rarely get all the money from one place. It tends to come from a variety of different sources to get the full amount. Therefore, we are seeking the starting funds here. Depending on how much we can raise here, we have a plan on how to move forward:

*The first several hundred thousand dollars of the budget will be put towards acquiring top-level talent - actors who are recognizable. Acquiring such actors will be a big step in acquiring the remaining funding of the film.

*Once we've acquired $1.5 to $2 million, we'll be able to cover much of the remainder of the budget through soft money sources, including tax incentives.

*One potential route we could take is entering our film into film festivals around the world. This is often how independent films get bought.

*We believe our film will appeal to movie goers of all backgrounds, which would increase the potential of foreign film markets pursuing our film.

Liquidity and Capital Resources

Liquidity

Proceeds from our project will become liquid once the film has been produced and sold or distributed. The proceeds from this crowd funding will help us get into production. We are also seeking funds outside of this offering. Reaching the minimum amount of the offering would be a good start towards making an offer to one of the actors on our list. Reaching the maximum amount would likely be enough to secure the commitment of one of the actors on our list.

Capital Resouces

There are several forms of "soft money" which are often involved in the production of feature films. These include tax incentives and subsidies.

Indebtedness

Company has no indebtedness to date.

Recent offerings of securities

None

Valuation

$3,500,000.00

This valuation is based on our projected budget, which we arrived at based on our potential cast members and the budgets of comparable films.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold

Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (10% total fee)	$1,000	$10,700
Actor Payments:	$9,000	$96,300
Total Use of Net Proceeds	$9,000	$96,300

We are seeking up to $107,000 through this offering. We have agreed to pay Start Engine a 10% fee on all funds raised through this offering. The rest of the funds in their entirety will be used directly for production of the film, "Why Torture is Wrong, and the People Who Love Them." Whether we raise the minimum or maximum amount sought, 100% of those funds (other than Start Engine's 10%) will still go towards the acquisition of top level actors. Once we have one or more of the actors we're seeking, garnering the remainder of the budget will be much easier. See Results of Operations, Financial Milestones, and Liquidity and Capital Resources for more information regarding other avenues for budget.

Irregular Use of Proceeds

We have not and do not expect to incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://www.loveandtorture.com/financials and will be labeled "Annual Report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Monte Cristo Productions, LLC

[See attached]

I, Avi Bernard, the owner of Monte Cristo Productions, hereby certify that the financial statements of Monte Cristo Productions and notes thereto for the periods ending 12/31/16 and 12/31/17 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 11th of May, 2018 .

 (Signature)

Owner (Title)

5/11/18 (Date)

Monte Cristo Financial Specialist LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2016

Monte Cristo Financial Specialist LLC
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2017 and 2016	1
Statements of Operations for the years ended December 31, 2017 and 2016	2
Statements of Cash Flows for the years ended December 31, 2017 and 2016	3
Notes to the Financial Statements	4

Monte Cristo Financial Specialist LLC
BALANCE SHEETS
as of DECEMBER 31, 2017 AND 2016
(unaudited)

	As of Dec 31, 2017	As of Dec 31, 2016
ASSETS		
Current Assets		
Bank Accounts		
Checking	$0.00	$0.00
Total Bank Accounts	$0.00	$0.00
Accounts Receivable		
Accounts Receivable	$0.00	$0.00
Total Accounts Receivable	$0.00	$0.00
Total Current Assets	$0.00	$0.00
TOTAL ASSETS	$0.00	$0.00
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	$0.00	$0.00
Total Accounts Payable	$0.00	$0.00
Other Current Liabilities		
Payroll Liabilities	$0.00	$0.00
Total Other Current Liabilities	$0.00	$0.00
Total Current Liabilities	$0.00	$0.00
Total Liabilities	$0.00	$0.00
Equity		
Owner's Investment	$0.00	$0.00
Owner's Draw	$0.00	$0.00
Retained Earnings	$0.00	$0.00
Net Income	$0.00	$0.00
Total Equity	$0.00	$0.00
TOTAL LIABILITIES AND EQUITY	$0.00	$0.00

Monte Cristo Financial Specialist LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Jan - Dec 2017		Jan - Dec 2016	
Income				
Revenue				
Sales		0.00		0.00
Other				
Total Income	$	0.00	$	0.00
Cost of Goods Sold				
COGS				
Total Cost of Goods Sold	$	0.00	$	0.00
Gross Profit	$	0.00	$	0.00
Expenses				
Automobile Expense		0.00		0.00
Bank Service Charges		0.00		0.00
Contributions		0.00		0.00
Licenses and Permits		0.00		0.00
Office Supplies		0.00		0.00
Payroll Expenses		0.00		0.00
Professional Fees		0.00		0.00
Rent		0.00		0.00
Salary		0.00		0.00
Telephone		0.00		0.00
Travel		0.00		0.00
Utilities		0.00		0.00
Total Expenses	$	0.00	$	0.00
Net Operating Income	$	0.00	$	0.00
Other Income				
Interest Income		0.00		0.00
Total Other Income	$	0.00	$	0.00
Net Other Income	$	0.00	$	0.00
Net Income	$	0.00	$	0.00

Monte Cristo Financial Specialist LLC
STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Jan - Dec 2017	Jan - Dec 2016
OPERATING ACTIVITIES		
Net Income	$0.00	$0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Startup Costs	$0.00	$0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$0.00	$0.00
Net cash provided by operating activities	$0.00	$0.00
INVESTING ACTIVITIES		
Owners' Investment	$0.00	$0.00
Net cash provided by investing activities	$0.00	$0.00
Net cash increase for period	$0.00	$0.00

NOTE 1 – NATURE OF OPERATIONS

Monte Cristo Productions was formed on 10/2/15 in the State of Hawaii. The financial statements of Monte Cristo Productions (which may be referred to as the "Company", "we," "us," or "our") are prepared

in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

Monte Cristo Productions is a film production company that was established specifically for the purpose of producing the film, "Why Torture is Wrong, and the People Who Love Them". That is our only project at this time.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from domestic and foreign ticket sales, and/or TV/DVD/Streaming Rights when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and ___ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
No current debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERSHIP INTERESTS

The Company is 100% owned by Avi Bernard.

NOTE 6 – RELATED PARTY TRANSACTIONS
N/A

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through May 11, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

What's New   Discover Investments   Edit My Campaign   Launch an ICO NEW   Blake A.

Make America Laugh Again is pending **StartEngine Approval.**


Torture Checklist
ROPE
AMERICAN FLAG
2ND AMENDMENT
BROWN PERSON

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

Make America Laugh Again

The movie we need right now.

Small OPO · Los Angeles, CA · Film & Video
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

She married a Muslim. Her father's a right-wing republican. This isn't going to work.



About the Film

A woman suddenly finds herself in crisis: is her husband, whom she married when drunk, a terrorist? Or just crazy? Or both? Is her father involved in a shadow government? Does her mother belong in a mental institution?

Felicity wakes up in a motel next to Zamir. She is white and he is Muslim. They got married last night, yet she has no recollection of ever meeting him. Apparently she was drunk. Zamir claims he loves her and is vehemently against the idea of getting an annulment. Felicity has no intention of staying with him. She asks her parents for help.

Her father, Leonard, who is secretly involved as part of a "shadow government", immediately suspects Zamir is a terrorist and has him followed by his partner, Hildegarde. But in a bizarre chain of events, Hildegarde misinterprets Zamir talking about a pornographic film as finalizing plans for a major terrorist attack. Leonard and Hildegarde capture him.

Of course none of this chaos helps solve Felicity's original problem. She is now torn - she doesn't want to stay married to Zamir, but also doesn't want her father to harm him. What follows is an unusual crackpot comedy, in which our national security is in jeopardy and we find ourselves on the brink of world war.




Candlelight
WEDDING CHAPEL
MARRIAGE INFORMATION

It's very dangerous to get married when drunk.





Key Details

Title: Why Torture is Wrong, and the People Who Love Them

Writer: Christopher Durang

Genre: Satire, Black Comedy

Production location: New York

Estimated Budget: $3.5m

From Stage To Screen



Why Torture is Wrong, and the People Who Love Them was written by legendary playwright and Tony Award winner **Christopher Durang**. It was initially performed Off Broadway at the Public Theatre in 2009 to rave reviews. It has since been performed all around the world. We're now turning it into a movie!

How About the Reviews?

"Christopher Durang, master of neurotic urban self-involvement, brings his A game and A+ notion of citizenship to 'Why Torture Is Wrong, and the People Who Love Them.' "

- Variety

"It's terrifyingly different and genuinely funny."

- AussieTheatre.com

"In 'Why Torture Is Wrong, and the People Who Love Them,' Durang accelerates the forces of paranoia, xenophobia and ethnic, religious and class hatreds to produce a fun-house image of where we're headed if we

"Don't feel guilty about laughing so hard at 'Why Torture is Wrong, and the People Who Love Them,' Christopher Durang's hilarious and disturbing new comedy about all-American violence."

- The New York Times

"You may laugh yourself silly at this silly symphony whose every movement is a scherzo."

- Bloomberg News

"Christopher Durang is one of America's most prolific and acclaimed playwrights...He has been described as a social satirist in the great don't put on the brakes."

- The L.A. Times

"Durang is getting a lot off his chest, and off ours. The laughter he generates is from nonsense about nonsense, unnervingly true and cathartic, and beautifully performed."

- LA Weekly

"Christopher Durang's 'Why Torture is Wrong, and the People Who Love Them' is a spot-on socio-political satire of post-Sept. 11 America."

- The Durango Herald (Colorado)

"Durang's lively, giddy, and inventive play...hits its targets in a way that makes cartoonishness a positive aesthetic."

- New Haven Review

"...the show succeeds because of all the zany morsels playwright Christopher Durang includes that might not seem to serve the plot — precisely the kind of plot he wants to create."

- SF Weekly

"Is there a living playwright more willing to take on the big-picture questions with such unwavering trust in the power of the truly silly?"

- New York Newsday

tradition of Aristophanes and Jonathan Swift and Dario Fo and his pen is razor sharp in this, one of his funniest plays."

- ArtsReview.com.au

"With this twisted comedy of post-9/11 rhetoric, porn, and time-travel, Christopher Durang blows the audience away into lunacy."

- Portland Monthly

"It's really the story of one real person dealing with an insane world."

- TulsaWorld.com

"Daniel Henning's L.A. premiere production for the Blank Theater Company...admirably embodies the distinctive Durangian universe to keep an audience laughing in the playhouse and thinking on its way home."

- Variety

"If it's not going to change the world, WHY TORTURE IS WRONG can at least try to make a dent in it, and Durang gets a lot of mileage out of the twin streams of humor and menace that run through his complicated script."

- NY Mag

Watch The First Scene!

Thanks for Watching!



The First Scene



It's not just a comedy. 'Why Torture is Wrong, and the People Who Love Them' deals with real issues, including xenophobia, islamophobia and violence against women.





Why This Project Will Be Successful: Political Content is Winning Big
A Dramatic Increase in Revenue for MSNBC



"Cable news ad revenue grew a whopping 25 percent year over year, with **MSNBC leading the pack thanks to a 62 percent hike in ad revenue.** CNN grew 32 percent...Fox News saw a 17 percent increase."

- Ad Week, 2/23/18

"**The Rachel Maddow Show Just Had Its Best Ratings Week Ever**
Donald Trump's never-ending White House woes continue to be good news for The Rachel Maddow Show. With the president mired in shithole-gate, MSNBC's signature show last week scored its best ratings ever, attracting an average audience of 3.172 million viewers for its initial 9 p.m. ET live telecast. Maddow beat its main Fox News rival Hannity (2.8 million) by nearly 400,000 viewers."

- Vulture, 1/16/18



Rachel Maddow & Sean Hannity

"MSNBC's The Rachel Maddow Show was **the most-watched show in all of cable TV** Thursday, with a total audience of nearly 3.2 million viewers. Maddow's ratings were high enough to put the show on the Top 20 list of programs on all of television, landing at #12 behind shows like Big Bang Theory, Grey's Anatomy and Will & Grace.

Maddow, who has been focusing relentlessly on the investigation into possible collusion between Russia and the campaign of Donald Trump, often devoting long segments to methodically reviewing documents and timelines relating to the unfolding investigation that has shaken the White House and threatened Trump's presidency.

At 9 p.m., Fox News Channel host Sean Hannity, who has been the top host in cable news for five straight months, fell behind Maddow (3.146 million to 2.976 million)."

- Forbes, 3/2/18

A 1 Million Viewer Swing

Before Stephen Colbert started his politically charged show opening monologues, he had hundreds of thousands of viewers LESS than Jimmy Fallon per night. Since, Colbert has between 500,000 and 1 million MORE viewers per night than Jimmy Fallon.

TOTAL VIEWERS	TOTAL VIEWERS
FALL SEASON 2016	*FALL SEASON 2017*
Fallon	**Colbert**
3.3 million	**3.5 million**
Colbert	Fallon
2.9 million	2.6 million
Kimmel	Kimmel
2.3 million	2.4 million

Source: Nielsen





"Ten months after Inauguration Day, the trend is holding: For late-night hosts, **being sharply critical of President Trump is a winning strategy**. And that is bad news for 'The Tonight Show.'

Stephen Colbert, who has made Mr. Trump a nightly target, assumed the top position in the ratings race in February and has only increased his lead since then. His program, "The Late Show" on CBS, has taken viewers away from Jimmy Fallon, the cheerful host of NBC's storied franchise, who has lost 21 percent of his audience year over year since the fall season began on Sept. 25. At the same time, Jimmy Kimmel has made ratings gains in the 11:35 p.m. slot on ABC.

The recent declines leave the host of 'The Tonight Show' in danger of losing his position as the second-place late-night host. Mr. Kimmel's show has averaged 2.4 million viewers a night, compared with 2.6 million for Mr. Fallon.

A year ago, a battle between Mr. Fallon and Mr. Kimmel was almost unimaginable, given the venerable NBC franchise's lead of one million total viewers over ABC's late-night offering.

During the current season, **Mr. Kimmel — who, like Mr. Colbert, has made himself into a politically engaged monologuist — has seen his audience grow by 4 percent. Recently, he enjoyed a wave of publicity and warm reviews after he dissected the legislative attempts to repeal the Affordable Care Act.**

The size of Mr. Colbert's entire audience has spiked along with his gains among younger viewers. During the sweeps period, he averaged 3.7 million total viewers a night — **a 23 percent increase from a year ago.**"

The New York Times
November 28, 2017

As of March, 2018, the hosts' average viewership per night was as follows:

Colbert: 3.10 million
Fallon: 2.49 million
Kimmel: 2.34 million

Source: *TV By The Numbers*



Stephen Colbert



Jimmy Fallon



Jimmy Kimmel

A 25-Year High

SNL

During their 2016/2017 season, which premiered in November, the very weekend after the election, Saturday Night Live scored its best ratings in 25 years.

"Though Trump has been very public with his disdain for frequent SNL guest star Alec Baldwin, **Baldwin's impression of the tycoon-turned-commander-in-chief is a likely audience draw**." - TV Line, 2/7/17

SNL also does frequent impersonations of many past and present cabinet members, including Melissa McCarthy as Sean Spicer, Kate McKinnon as Jeff Sessions, and Scarlett Johannson as Ivanka Trump. **This political**





...jen Sessions, and Scarlett Johansson as Ivanka Trump. This political commentary is thought to be largely responsible for the show's incredible resurgence.



The Offering

Minimum Investment: $100
Type of Security: Revenue Participation Rights
Round Size: Minimum - $10,000/Maximum - $107,000
Projected Budget: $3.5M
Revenue Participation Terms: 100% of the adjusted gross profits go straight to you until you've received 120% of your initial investment. After that, you will receive 50% of the net profits on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis.

Please see the Offering Details and Form C for a complete set of terms, including the definition of Adjusted Gross Profits.

Perks*
All perks occur after the offering is completed.

- ***$125** — Hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM!
- ***$500** — Hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM, signed by Christopher Durang!
- ***$750** — **Exclusive photos from our set photographer!** Receive emails containing pictures taken by our official set photographer, **sent directly to you DURING PRODUCTION!** Includes a hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM, signed by Christopher Durang.
- ***$1,000** — **You and a guest will be invited to attend the premiere and after party in Los Angeles!** You must provide your own transportation. Includes a signed hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM and exclusive photos from our set photographer.
- ***$5,000** — **Attend a meet and greet with Christopher Durang in New York!** You must provide your own transportation. Includes a signed hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM, exclusive photos from our set photographer, and an invitation for you and a guest to attend the premiere and after party in Los Angeles.
- ***$10,000** — **Hard copy of the adapted screenplay, signed by the entire cast and Christopher Durang!** Includes a signed hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM, exclusive photos from our set photographer, an invitation for you and a guest to attend the premiere and after party in Los Angeles, and an invitation to attend a meet and greet with Christopher Durang.
- ***$25,000** — **Producer Credit on IMDB, and your name will appear as a producer in the ON SCREEN CREDITS!** You will be an official Hollywood Producer. You will also receive a two day **SET PASS**, which means **you and a guest can visit the set while we're filming, on two days of your choosing!** You will have a front row seat to the filming of this movie, and you'll get to **meet the cast.** Includes a signed hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM, exclusive photos from our set photographer, an invitation for you and a guest to attend the premiere and after party in Los Angeles, an invitation to attend a meet and greet with Christopher Durang, and a hard copy of the adapted screenplay signed by the entire cast and Christopher Durang.
- ***$50,000** — **PERMANENT SET PASS! You and a guest will be welcome to come to set for EVERY SINGLE DAY of filming!** You will also receive **producer credit on IMDB, and your name will appear as a producer in the ON SCREEN CREDITS!** You will be an official Hollywood Producer. You will have a front row seat to the filming of this movie, and you'll get to **meet the cast**. Includes a signed hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM, exclusive photos from our set photographer, an invitation for you and a guest to attend the premiere and after party in Los Angeles, an invitation to attend a meet and greet with Christopher Durang, and a hard copy of the adapted screenplay signed by the entire cast and Christopher Durang.

More about the Producers!





 

Seems Interesting, But I Have Questions

What if a film doesn't succeed theatrically?

Understanding that theatrical distribution is no longer the only available revenue generator for films is key. With the arrival of various Video-on-Demand platforms, television, as well as the increasing reliance on smaller screens on smart phones and tablets, audiences are consuming content in a variety of ways. For investors, this offers a range of revenue generators, outside of a film's theatrical release, mitigating the overall risk. It also offers a host of new opportunities for investments into the entertainment business.

What kinds of films should I consider?

The Hollywood studio system has remained somewhat closed off to outside investment. Furthermore, bigger films tend to remain over-budgeted, and often with highly unfavorable recoupment terms offered to investors, in which too many parties on the studio side stand ahead of any investor. Focus on the Tadpoles, not the Tentpoles!

Why not just buy into an established studio?

Remember, you're not only buying into the movie business when you buy big media stocks. You're buying into advertising-dependent businesses whose stock prices have not always fared well in the current economic environment. If you want to be a part of the potential upside of a hit film, go directly to the source.

That's Great - Just a Few More Questions

Why not invest in Funds, to Diversify Risk over several films, with Studio Distribution?

Simply because your returns are usually eaten up in studio charges (off the top for distributing the film). An independent film investment offers a premium before the producers are paid. The film is usually sold during various global film markets and payments are made faster.

What about the fact that Film Investments tend to be illiquid?

So are investments in real estate and most closely held equity funds and portfolios. The majority of them require one to remain invested for a stipulated time frame. The first cycle of release for most independent films can be within 2 years (assuming distribution is secured).

Can Film Investments be leveraged to maximize Equity Returns like Real Estate?

Yes, they can. Film investments can be leveraged by deferments, in-kind contributions from key production and post-production vendors and the assortment of soft money through global tax incentives. Films can also utilize bank loans secured by pre-sales and gap financing.

IN CASE YOU WERE *wondering...*



One question that will inevitably arise is, "How can an amount like $100k or less help with a budget of $3.5 million?" We can't speak for other projects, but for our project - the answer is, "Tremendously!" Here's why: Our writer is very well known among the acting community. (Anyone who studied theatre would automatically know of him, plus we've personally asked some of the actors on our list if they're familiar with Mr. Durang). With that factor, combined with the strength of the script and the great reviews this very story has already received, we believe we can get one of the high-level actors on our list to commit to the film for $100-200k. We've already been in communication with investors who want to put money in once some star power is attached. So, once we get a commitment from one of our actors, it's ON.

To be clear, we'd like to raise as much of our funds on Start Engine as possible so we can get more than one of the actors on our list and move things along quickly. We just want you all to understand that any portion of the budget we secure will be hugely impactful. Film financing can be like a puzzle - you add pieces from different sections until you have the full picture.

FYI

We're launching our Start Engine campaign with a goal of $107,000 in order to reduce the costs associated with our campaign. If we begin to approach that goal, we intend to increase our offering maximum to $1,070,000, which is the maximum you are allowed to raise with a small OPO through regulation crowdfunding.



Comparables







Meet the Parents

FROM THE MIND OF JORDAN PEELE AND BLUMHOUSE THE PRODUCER OF THE VISIT, INSIDIOUS & THE GIFT
JUST BECAUSE YOU'RE INVITED, DOESN'T MEAN YOU'RE WELCOME.
GET OUT
WRITTEN AND DIRECTED BY
JORDAN PEELE
COMING SOON

FROM JUDD APATOW PRODUCER OF BRIDESMAIDS AND TRAINWRECK
Kumail Nanjiani
Zoe Kazan
Holly Hunter
Ray Romano
THE big sick
AN AWKWARD TRUE STORY.
IN SELECT THEATRES JUNE 30
EVERYWHERE JULY 14







COLIN FARRELL
BRENDAN GLEESON
RALPH FIENNES
SHOOT FIRST.
SIGHTSEE LATER.
IN BRUGES
(it's in Belgium)

FROM THE DIRECTOR OF IN AND OUT, BOWFINGER AND DIRTY ROTTEN SCOUNDRELS
"THE MOST WICKEDLY HILARIOUS CROWD-PLEASING BRITISH COMEDY SINCE FOUR WEDDINGS AND A FUNERAL."
- MOVIEGURU.COM
Death at A FUNERAL
LAST RITES... AND WRONGS
ONLY AT THE MOVIES: OCTOBER 11

3. Colin Farrell
4. Sam Rockwell
7. Woody Harrelson
2. Christopher Walken
6. Tom Waits
5. Abbie Cornish
1. Olga Kurylenko
From The Academy Award® Winning Writer and Director Of In Bruges
SEVEN PSYCHOPATHS
They Won't Take Any Shih Tzu.
1. 2. 3. 4. 5. 6. 7.
October
www.SevenPsychopaths.com

Have You Seen the View?

According to the Motion Picture Association of America, global film box office revenue reached $40.6 billion in 2017, a 5% increase since 2016. Foreign movie goers accounted for over 73% of



While North America and Western Europe currently are the two largest VOD markets globally, the Asia Pacific region, with a 13%-share of the current market, is expected to grow nearly 70%

movie goers accounted for over 75% of these worldwide box office collections.

market, is expected to grow nearly 75% to a 22% share by 2020.

A BIRD'S EYE VIEW OF THE BUSINESS

Online video content streaming continues to grow, reaching over 167.5 billion views/transactions - up 41% from 2016. Americans now spend 49% of their media viewing time on an online platform.



Revenue from streaming services such as Amazon, Netflix and Hulu continues to grow. Netflix, spent $6.3 billion in the creation of original content in 2016, aiming to up that to $8 billion in 2018 with 700 original series and movies.

Sources: MPAA.org, Deadline, The New York Times



Debut

"Why Torture is Wrong, and the People Who Love Them" debuts Off Broadway

September 2009

First Scene is Filmed

We filmed the first scene in order to show Mr. Durang the idea we had for the film.

September 2015

ICM PARTNERS
We Have a Deal

Chris and his agent at ICM sign a shopping agreement with Avi Bernard for "Why Torutre is Wrong, and the People Who Love Them"

May 2016

StartEngine Launch

May 2018

Target Wrap Date

Our target date for the completion of filming. (ANTICIPATED)

April 2019

Durang Radio Interview

Avi Bernard interviews Christopher Durang on KJLH 102.3fm in Los Angeles.

August 2015

Durang Likes the Scene!

Chris likes how we interpreted his hit play and is intrigued at the idea of turning it into a movie.

October 2015

Why Torture is Wrong, and the People Who Love Them
by
Christopher Durang

Screenplay

Christopher Durang finishes the adapted screenplay.

July 2017

Cast Finalized

Our target date for finalizing our cast and beginning pre-production. (ANTICIPATED)

November 2018

NETFLIX
Film Release

Our target theatrical and/or Netflix release date. (ANTICIPATED)

September 2019

In the Press

The New York Times   New York Magazine   Los Angeles Times   LA WEEKLY   SFGate San Francisco Chronicle   Portland monthly

THE Durango HERALD   DC Theatre Scene   SF WEEKLY   backstage.   THEATERMANIA   boston.com


Meet Our Team







Christopher Durang
Writer

Christopher Durang is known for works of absurd comedy. His play VANYA AND SONIA AND MASHA AND SPIKE featuring Sigourney Weaver, won the Tony Award® for Best Play in 2013. This play also won Best Play from the New York Drama Critics Circle, the Drama Desk Award, the Outer Critics Circle, the Drama League Award and the Off-Broadway Alliance Award. In a distinguished writing career in the theatre he has won Obie Awards, grants from The Guggenheim and Rockefeller Foundations, a CBS Playwriting Fellowship and was a Pulitzer Prize Finalist for MISS WITHERSPOON. He was inducted into the American Theater Hall of Fame in 2012. His work also spans across film and television in shows such as COMEDY ZONE (on CBS), CAROL CARL WHOOPI AND ROBIN, for which Robin Williams won an Emmy®, THE VISIT, starring Jeff Daniels and directed by Alan Arkin and SISTER MARY EXPLAINS IT ALL starring Diane Keaton. Durang is a member of the Writers Guild and Dramatists Guild's Council.

Avi Bernard
Producer/Owner/LLC Manager

Avi has been a part time on-air sports commentator at KTLA TV Channel 5 since 2011, and a part time (10-30 hours a week) on-air personality at Stevie Wonder's KJLH 102.3fm in Los Angeles since 2009 . He has made appearances in HBO's TRUE DETECTIVE, TNT's MURDER IN THE FIRST, SCORPION on CBS, and will be co-starring in an episode of the new HBO Show, BARRY. Avi wrote and produced a short called CAN YOU NOT? which screened at the Independent Film Quarterly Film Festival in 2014 and played the lead in LOTUS which won first place at Shortlands Film Competition in 2017. He has studied acting at Diana Castle's The Imagined Life since 2012. Avi has served as the Owner, Manager, and Producer of Make America Laugh again since inception in October 2015 (part time, around 30 hours a week.)

Nikit Doshi
Producer

Nikit was born in Kenya and lived in Australia before moving to Los Angeles and graduating from the Producing program at The American Film Institute. He has worked with Oscar® nominee Shohreh Aghdashloo on two Indian films OM SHANTI OM (with Shahrukh Khan) and SORRY BHAI (with Sharman Joshi). Nikit has held positions at Captivate Entertainment (THE JASON BOURNE TRILOGY), MGM Studios (SKYFALL, THE HOBBIT) and on Season 7 of AMC's MAD MEN. He then founded Alpas Entertainment, one of the financiers of THE JOURNEY IS THE DESTINATION, produced by Martin Katz (HOTEL RWANDA) and written by Jan Sardi (THE NOTEBOOK). The film had a Gala Premiere at the 2016 Toronto International Film Festival.

Sheila Bernard
LLC Manager

Sheila Bernard is an activist, investor, and retired teacher. She has fought for equal rights for all people since the 1960's, when she dropped out of UCLA to protest the Vietnam War (she later returned to UCLA and graduated with a BA in Public Service). Since retiring over ten years ago, Sheila spends much of her time volunteering in the areas of voting rights, education and housing. She has a passion for movies, especially those that uplift, inform and motivate. She serves as a part time Manager of Make America Laugh Again (approximately 5-10 hours a week.)

Offering Summary

Maximum $107,000 of Revenue Participation Rights

Minimum $10,000 of Revenue Participation Rights

Company	Monte Cristo Productions, LLC (dba Make America Laugh Again)
Corporate Address	1203 S. La Cienega Blvd. #E, Los Angeles, CA 90035
Description of Business	Monte Cristo Productions was formed exclusively to produce the film, "Why Torture is Wrong, and the People Who Love Them."
Type of Security Offered	Revenue Participation Rights
Minimum Investment Amount (per investor)	$100

Revenue Participation Rights

Distribution Rights

Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined below) shall be allocated as follows:

First, 100% (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have received an amount equal to one hundred and twenty percent (120%) of the Additional Funds; and following such time, if ever, as Investor has recouped an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have recouped an amount equal to one hundred and twenty percent (120%) of the Additional Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds.

Revenues are generated through sale of domestic distribution rights, selling licencing rights to video on demand platforms such as Netflix, amazon Prime, Hulu, iTunes, and cable providers and DVD/Blue-Ray. Additionally, we will also be looking to partner up with Foreign Sales Agents to market and sell the movie internationally, territory-by-territory, at the many film markets and conventions held throughout the year. These markets and conventions take place in various cities (Cannes, France, Berlin, Germany, Santa Monica, California, etc.) around the world.

*Perks -

*All perks occur after the offering is completed.

- ***$125** — Hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM!
- ***$500** — Hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM, signed by Christopher Durang!
- ***$750** — **Exclusive photos from our set photographer!** Receive emails containing pictures taken by our official set photographer, **sent directly to you DURING PRODUCTION!** Includes a hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM, signed by Christopher Durang.
- ***$1,000** — **You and a guest will be invited to attend the premiere and after party in Los Angeles!** You must provide your own transportation. Includes a signed hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM and exclusive photos from our set photographer.
- ***$5,000** — **Attend a meet and greet with Christopher Durang in New York!** You must provide your own transportation. Includes a signed hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM, exclusive photos from our set photographer, and an invitation for you and a guest to attend the premiere and after party in Los Angeles.
- ***$10,000** — **Hard copy of the adapted screenplay, signed by the entire cast and Christopher Durang!** Includes a signed hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM, exclusive photos from our set photographer, an invitation for you and a guest to attend the premiere and after party in Los Angeles, and an invitation to attend a meet and greet with Christopher Durang.
- ***$25,000** — **Producer Credit on IMDB, and your name will appear as a producer in the ON SCREEN CREDITS!** You will be an official Hollywood Producer. You will also receive a two day **SET PASS**, which means **you and a guest can visit the set while we're filming, on two days of your choosing!** You will have a front row seat to the filming of this movie, and you'll get to **meet the cast.** Includes a signed hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM, exclusive photos from our set photographer, an invitation for you and a guest to attend the premiere and after party in Los Angeles, an invitation to attend a meet and greet with Christopher Durang, and a hard copy of the adapted screenplay signed by the entire cast and Christopher Durang.
- ***$50,000** — PERMANENT SET PASS! **You and a guest will be welcome to come to set for EVERY SINGLE DAY of filming!** You will also receive **producer credit on IMDB, and your name will appear as a producer in the ON SCREEN CREDITS!** You will be an official Hollywood Producer. You will have a front row seat to the filming of this movie, and you'll get to **meet the cast.** Includes a signed hard copy of the original play, WHY TORTURE IS WRONG, AND THE PEOPLE WHO LOVE THEM, exclusive photos from our set photographer, an invitation for you and a guest to attend the premiere and after party in Los Angeles, an invitation to attend a meet and greet with Christopher Durang, and a hard copy of the adapted screenplay signed by the entire cast and Christopher Durang.

Irregular Use of Proceeds

We have not and do not expect to incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

<u>Main Video</u>

Nikit: Hey, Guys. I'm Nikit.

Avi: And I'm Avi.

Nikit: And we'd like to invite you to join us in the making of our film, "Why Torture is Wrong, and the People Who Love Them."

Avi: It's a story about a white woman who wakes up in a motel with a Muslim man, whom she has just married the night before. Felicity takes him home to her parents, and her father happens to be a super hard core, right wing republican. He immediately thinks his new son in law is a terrorist. What happens after that is when things get really crazy.

Nikit: It ends up being a mass comedy of errors, in which Zamir, who everyone assumes is a terrorist, is actually confused for auditioning for the part of a pornographic film. And what you end up with is a film that's extremely dark in a very very funny way. Very satirical, and ultimately very light-hearted.

Avi: This movie we're making was originally a play - opened in 2009, it was written by a Tony Award Winning playwright, a legendary writer named Christopher Durang, (text: "Laughter can bring a new perspective." - Christopher Durang) who is probably one of the best comedic writers in the past 50 years. The play opened at the public theatre off broadway to rave reviews, and now we're very excited to bring it to the big screen. This film is very relevant right now. It's not just a comedy. You know, I mentioned that they wake up in a motel with each other, but it's not a "morning after" romantic comedy. One of the critics called it a spot on socio-political satire of post 9/11 America. And that's what this is. The film deals with many serious issues, including xenophobia, Islamophobia, and violence against women (text: "Kushner Ally Rob Porter Resigns From White House Amid Domestic Abuse Allegations" AP Andrew Harnik)...all things that have been prevalent in America for a long time, but especially right now. American politics are crazier than they've ever been. And this movie helps address that. Imagine...you're a republican. You were in favor of this Muslim ban. Now there's a Muslim in your house. Not only is he a guest in your house, but your daughter has just married him without having asked you about it first.

Nikit: But I think what's unique about it is the fact that while these are issues that are very relevant for America, and certainly very current for America, they're also things that everyone around the world can relate to in some degree. It's going to be a story that people in America and around the rest of the world can connect to, can relate to, and can laugh together with.

Avi: We're not asking for donations. We want you to invest in the film.

Nikit: For a film like this, which certainly pushes the envelope, and is quite edgy in its subject matter, there's always the option of releasing it theatrically, and that's something we certainly hope to do. But with the current market landscape, there's also so much opportunity with Video On Demand or streaming services, like Amazon, Hulu, or Netflix who are investing a lot more money and a lot more time into creating different kinds of content across different genres. And it's something that, for a film like ours, may actually be a very viable option to explore.

Avi: And speaking of Netflix, Netflix is not something that's new to our team. This man right here, Nikit, co-financed a project, got it made, got it sole, to Netflix. It's on Netflix right now, it's called "The Journey is the Destination". So, this is something that we have done before (text: "Official Selection tiff Toronto International Film Festival 2016) and we have a very high level of confidence that we'll be able to do it again.

Nikit: So, we're ready to go. And we hope that you'll be willing to join our team and take the journey along with us, to help us get this financed and get it made.

Avi: So if you have any questions whatsoever, (On screen text: We can be reached via the comments section below!) please don't hesitate to reach out to us. We will personally get back to you in a very timely manner. The question is, will you be involved? (text: Why Torture is Wrong, and the People Who Love Them by Christopher Durang)

Video #2: First Scene Intro

Avi: So, I'm very excited that you're getting ready to watch the first scene. Please enjoy it. And remember, this is not the scene that's going to end up in the final version of the film. This is something that we used just as proof of concept to get Chris to work with us on the film, and it worked, so, enjoy and thanks for watching.

Video #3: The First Scene

(Text: Love and Torture)

Zamir: Hey, how'd you sleep?

Felicity: Fine. Thank you.

Zamir: I was so drunk!

Felicity: Really. That's too bad. How do you feel now?

Zamir: My head hurts, but I'm used to that.

Felicity: Uh-huh. Was...was I drunk too?

Zamir: Were you drunk too??

Felicity: Yes, that's my question.

Zamir: Oh, well I'm just repeating it because...wow...you were SO drunk. I mean Apocalypse Now Kind of drunk. You were dancin' like crazy, then you'd throw up, then you'd dance like crazy, and you'd throw up again. It was...kinda hot.

Felicity: Really?

Zamir: Well, not the vomit. I may have my kinky side - as you know. But it doesn't include regurgitation. I just meant the crazy abandon of it. That's what was hot.

Felicity: I see. Well, I'm glad you had a good time. Maybe we'll do it again someday. Do you know where my shoes are? I really should be going.

Zamir: Going? I mean…going?

Felicity: Well, I have a feeling I may have appointments. My brain isn't working yet, but I think I should get to my apartment.

Zamir: Well, usually married people live together, no?

Felicity: What do you mean?

Zamir: I'm just saying…usually married people live together.

Felicity: AAAAAAAAAAGGGHHHHH!

Zamir: What's the matter?

Felicity: Are you saying we got married last night?

Zamir: Yeah. In between all the vomiting. You said you never put out unless you got married first. And I thought you were joking, but I decided to call your bluff. And we got married. See?

Felicity: Oh my God. But I don't have a ring.

Zamir: We got mugged on the way into the hotel.

Felicity: Were we hurt?

Zamir: I don't think so. I think you need to call and stop your credit cards though.

Felicity: You mean my bag is gone?

Zamir: Yeah. That's what I mean.

Felicity: Did they take your credit cards?

Zamir: I don't have any. I'm footloose and fancy free.

Felicity: Uh-huh. And you don't have any credit cards?

Zamir: I don't have good credit. I don't like to pay bills. Plus I think food and electricity and housing should be free.

Felicity: Do you have a job?

Zamir: Um, depends what you mean by job.

Felicity: I mean do you work and get paid?

Zamir: I'm not sure what you mean.

Felicity: Good God, if we're married, do you have any money? Do I have to earn everything?

Zamir: It would be great if you earned everything. I should have asked you last night, but thanks for offering it now.

Felicity: I'm not offering it, I'm just trying to figure out...

Zamir: Hey, I do stuff. Sometimes I drive a big van in the middle of the night, and I deliver things, and I get paid. Or I get a tip from someone where I can, you know, score something big. And sometimes I just find money... under a rock, you know.

Felicity: Under a rock?

Zamir: Yeah I do something for somebody, it's a little dangerous, maybe a little illegal, and they tell me to go to some field and look for a tree by a rock, and underneath the rock there's this envelope with like, you know, a lotta cash.

Felicity: Oh I'm feeling scared. Am I an alcoholic? Did I have a blackout? Did you give me a date rape drug?

Zamir: You mean like a penicillin?

Felicity: No, I mean roofies or something.

Zamir: Roofies. Baby, I don't have to give anybody roofies to go to bed with them.

Felicity: Is there paperwork on this marriage?

Zamir: I think so. Hold on.

Felicity: If only I'm dreaming and I can wake up.

Zamir: That's a hurtful thing to say. I have a temper, you know. Be careful. Here it is.

Felicity: It's a menu.

Zamir: Yeah, the marriage certificate is inside.

Felicity: Ah. So it is.

Zamir: See. I told you.

Felicity: Did we get married at Hooters?

Zamir: No. That's where you threw up the first time. But Hooters told us about this minister guy who also makes porno. And he married us.

Felicity: Also makes porno. I've never met anyone who makes porno.

Zamir: Yeah, that's what you said last night. I hope you're not going to repeat yourself a lot in this marriage. That would be a drag.

Felicity: Well it's obvious we should get this annulled.

Zamir: Who the fuck do you think you're talking to? Get this annulled? You think I'm a refrigerator you can just send back to sears?

Felicity: Refrigerator?

Zamir: I may have been drunk, but I gave a lot of thought to asking you to marry me. I've never been married. I said to myself, Zamir, it's about time you got married. You said you said you liked me last night, don't dis me by sayin' you want an annulment. I mean, do you wanna keep your teeth? You want your lungs to keep workin'?

Felicity: Oh my God. Ok, I see your point, don't get angry. And what about Zamir? Is your name Zamir?

Zamir: Yeah. It's Irish.

Felicity: Ok. Oh my. You see, I just don't remember last night, not the marriage, not the sex, assuming there was sex, and of the sex I don't remember, I don't remember anything that was kinky. How do you define kinky?

Zamir: Oh baby, I'll define it again for you tonight.

Felicity: I mean I don't know if you mean slightly kinky or truly disgusting.

Zamir: Oh, baby, talk dirty to me.

Felicity: Look, I don't even remember meeting you. I really think should get an annulment. Or what about a trial separation?

Zamir: God, you're making it worse and worse. I should tell you, my male ego is very fragile, and when it gets bruised, I can get violent. It's a flaw in my character, but all the women in my family are dead.

Felicity: What?

Zamir: No, they're not dead. But they can tell you, I can get violent. Definitely don't use your good china at dinner with me.

Felicity: Ok, thanks for the tip.

Zamir: When can I meet your parents?

Felicity: Um, how about never? Is never good for you? No, I'm kidding. How about this afternoon? I'll call them right up.

Zamir: Oh, that's the gal I married. Give me a kiss.

Felicity: I just think we should brush our teeth first.

Zamir: Ooooh, kinky.

(Text: written by Christopher Durang)

Video #4: Producer Bio - Nikit

Nikit: Hey, guys. I'm Nikit. And I'm a producer on the film, "Why Torture is Wrong, and the People Who Love Them." I'm originally from Kenya, where my family still lives. Where I used to and still do work as a wildlife photographer. But my ultimate passion has always been film. And so at the age of 18, I moved to Australia, and I did my undergraduate study in film production. In that time I was working on projects down under, and I was also moving back and forth to India, where I worked on a couple of major Bollywood films, too. But the dream for me has always been to end up in Los Angeles. And so in 2011, when the opportunity popped up, I decided to join the American Film Institute and do my Masters in film producing. It was an incredible experience, and I've met so many amazing people along the way. Upon graduation, I had the chance to work at a variety of different companies in so many different aspects of the film and TV business. I was working at a company called Captivate Entertainment at Universal Studios, who produced the Jason Bourne Films. I've worked at MGM, who you will know for the James Bond series. And I've also had a chance to work on Season 7 of AMC's Mad Men. During that time I also gained some experience in film sales and film distribution at the American Film Market. Ultimately, the plan was to work for myself, and I wanted to produce films independently. So, after finishing with Mad Men, I decided to form my own company. And in 2016 we co-financed a film called The Journey is the Destination, which is the true story of a photo journalist by the name of Dan Eldon and his work in the early 90's in the refugee camps of Somalia, trying to bring awareness to what was happening to people around there. The film was co-produced with the team that made Hotel Rwanda. (text: Official Selection Toronto International Film Festival) We premiered at the Toronto Film Festival in 2016, and it's currently on Netflix. What excites me about any project is the fact that you can make people change, you can make people think. And ultimately, any story that's meaningful, somewhat socially relevant or socially conscious, always attracts me. And that's what's attracted me to this film. It's a project that's edgy, it pushes the envelope a little bit, and it certainly deals with issues that are very relevant today in a way that's funny and light hearted and accessible. I'm very excited to be a part of the team, and I hope that you will join us, too, so that together we can get this film made.

Video #5: Producer Bio - Avi

Avi: Hey, I'm Avi Bernard, and here's a little bit more about me. I've been an on-air personality at KJLH 102.3fm since about 2009. That station is owned by Stevie Wonder. I'm also an on-air commentator on KTLA. The Panthers are 5 and a half point favorites, which is a lot for the Super

Bowl. I think it'll be closer than that.

Gayle: He doesn't eat junk food, he told me.

Chef: That's why I did the apples. I did the apples just for him. And I hope you enjoy it.

Avi: I guess I'll try it. I'll try it.

Gayle: He won't eat like this. Alright come on, Avi, jump in there. Now he's a very clean eater. Let's see what happens here.

Avi: That's good.

Gayle: Does it taste healthy?

Avi: No.

Also around 2008, 2009, I started acting. And I started auditioning, going to classes, paying my dues, pounding the pavement, and it was a long time before I was able to break through and get my first role in a show called True Detective on HBO in 2014. Then in the subsequent years I got roles on Murder in the First on TNT, Scorpion on CBS, and the new show, Barry, which is on HBO. I'm actually really excited about it, I get to do a scene with The Fonz, Henry Winkler. And so about 4 years ago in 2014, I started working on this project, "Why Torture is Wrong, and the People Who Love Them." I read it and it just jumped off the page at me. I couldn't stop laughing. And I thought, what if we turned this into a movie? And so…I was wondering how I could get the whole process started. I didn't know Christopher Durang, who's a legendary writer, who I assumed wouldn't be very accessible. So I reached out to his representation and saw if I could interview him at my radio station. Going back and forth a little bit, they agreed, and we did the interview. I still didn't tell him about the idea. What I decided to do is film the first scene, and see if I could get him to watch it and see what he thought about it. So I filmed the first scene. He did watch it, he did like it. His agent liked it. And they granted me the rights to make the film. And so here we are, years later. Nikit and I have put in a lot of work, we've laid a lot of the foundation. And we are ready to get this thing into production. And we're very excited to be where we are, and excited to have you potentially joining us.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

INVESTOR FINANCING AGREEMENT

The following Investor Financing Agreement (the "Agreement"), which is dated as of %%TODAY%% sets forth the understanding between Monte Cristo Productions, LLC ("Producer"), and %%VESTING_AS%% ("Investor"), on the other hand, in connection with Investor's provision of funds to Producer for the purpose of developing, producing, marketing and distributing the motion picture presently entitled "MAKE AMERICA LAUGH AGAIN" (the "Picture"), which will be produced by Producer. For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1. Investor Funds.

1.1. Subject to the terms and conditions of this Agreement, Investor agrees to provide Producer $%%VESTING_AMOUNT%% (the "Investor Funds"), which Investor Funds will be applied toward the development, production, marketing and distribution budget of the Picture (the "Budget").

1.2. Producer will be responsible for securing the remainder of the Budget for the Picture from additional financing contributions (the "Additional Funds"), including but not limited to revenues from other third-party Investors (the "Additional Investors") and other sources, including but not limited to loans or advances against the first revenues of the film (i.e. debt financing), or through pre-sale of distribution rights in any territory, or through monetization of available tax credit benefits.

2. Adjusted Gross Proceeds.

2.1. Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined below) shall be allocated as follows:

2.2. First, one hundered percent (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have received an amount equal to one hundred and twenty percent (120%) of the Additional Funds; and

2.3. following such time, if ever, as Investor has recouped an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have recouped an amount equal to one hundred and twenty percent (120%) of the Additional Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds. All third-party participations in Net Proceeds (other than those payable to Additional Investors) shall be borne out of Producer's share of Net Proceeds.

2.3.1. The 50% distribution split assumes that the Investor and Additional Investors contribute the entire Investor Funds and Additional Investor Funds of the project, which is projected to be

$3,500,000 (and not to exceed $5,000,000), to the Producer. To the extent they contribute less than the entire budget, the 50% distribution split shall be adjusted on a pro rata basis. For purposes of clarity and by way of example, if $800,000 of a $1,000,000 budget is raised by the Investor and Additional Investors, and the remaining $200,000 is procured by the Producer by some non-investment means (e.g. debt) 80% of the $1,000,000 Budget would have been provided by the Investors, which would result in them receiving 80% of the potential 50% split, or 40% of the Net proceeds, resulting in the Investor and Additional Investors receiving 40% and the Producer receiving 60% to reflect the additional percentage of the Budget procured by non-investment "Filmmaker Funds."

2.4. "Filmmaker Funds" is defined as all the non-investment additional funds required to produce and market the Picture (e.g. loans, advances, minimum guarantees, etc.).

2.5. As used herein, "Gross Proceeds" shall mean any and all amounts, including non-refundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay funds secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be adjusted every twelve (12) months and amounts deemed by Producer as not needed to cover anticipated expenses will be forwarded for distribution per this Agreement. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

3. Copyright. As between Producer and Investor, Producer shall own all rights, including copyrights, pertaining to the Picture throughout the world and any renewals and extensions thereof. For the sake of clarity, Producer shall have the right to assign its rights in the Picture, in whole or in part, to third parties, in Producer's sole discretion.

4. Risk of Investment. Investor acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Investor all or any part of the Investor Funds; (iv) investments in the motion picture industry involve a high degree of risk; and (v) all other risks of investment set forth in the Offering Memorandum provided to investor by Producer, if any, or set forth on the website for the relevant Regulation Crowdfunding portal.

5. Control. As between Producer and Investor, all business and creative decisions with regard to the Picture shall be made solely by Producer.

6. Investor's Representations, Warranties and Indemnities.

6.1. Investor hereby represents and warrants that: (i) Investor has the full right and authority to enter into this Agreement and to perform its obligations contained herein; (ii) Investor has not made or assumed and will not hereafter make or assume any commitment, agreement or obligation that will or might (as reasonably foreseeable) conflict with or impair Investor's ability to perform its obligations hereunder; (iii) Investor has read and evaluated the merits and risks of the prospective investment in the Picture (including those set forth in Paragraph 4 and found in the "Offering Details" document and in the link to the SEC website labeled "Form C Filings" at https://www.startengine.com/makeamericalaughagain); (iv) Investor has obtained, to the extent Investor deems necessary, Investor's own personal professional advice and counsel with respect to the risks inherent in this investment, tax or other economic considerations in this investment, and the suitability of the investment in light of Investor's financial condition and investment needs; (v) Investor and/or Investor's advisors (if any) has/have been afforded full opportunity to conduct a due diligence investigation of the facts and circumstances relating to this investment, including (but not limited to) asking all questions of Producer necessary in order to make an informed decision; (vi) to the extent that Investor and/or Investor's advisors conducted a due diligence investigation, Producer fully cooperated with the investigation to Investor's satisfaction; (vii) except as set forth above, Investor has relied solely on the information contained in this Agreement, and Investor has neither relied on, nor is relying on, Producer with respect to tax or other economic considerations involved in this investment; and (viii) Investor has no intention of selling or otherwise transferring or assigning Investor's interest in this production as set forth herein, and that Investor is acquiring such interest for investment purposes only and not with a view to the resale or distribution thereof.

6.2. Investor shall indemnify, hold harmless, and defend Producer from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third-party claim, alleged breach, of any representation, warranty, covenant or agreement made by Investor herein.

6.3. The provisions of this Paragraph 6 will survive termination of this Agreement.

7. Producer's Representations, Warranties and Indemnities.

7.1. Producer hereby represents and warrants that Producer has the full right, power and authority to enter into this Agreement.

7.2. Producer shall indemnify, hold harmless, and defend Investor from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third-party claim, alleged breach, of any representation, warranty, covenant or agreement made by Producer herein.

7.3. The provisions of this Paragraph 7 will survive termination of this Agreement.

8. Publicity. Investor shall not have the right to issue any press releases or any other publicity with regard to the Picture. Investor understands that Producer is in control of all publicity and promotion of the Picture, including the timing of such publicity, and therefore agrees not to post or publish, on the Internet, social media, or otherwise, any information, photos or videos regarding the Picture or Producer, unless specifically authorized by Producer to do so.

9. Resales. Investor agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

9.1. To the Producer;

9.2. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

9.3. As part of an offering registered under the Securities Act with the SEC; or

9.4. To a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

10. Transfer; Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Producer and the Investor. Agreement the foregoing, the Investor may not assign, pledge, or otherwise transfer this Agreement without the prior written consent of the Producer. Subject to the preceding sentence, this Agreement may be transferred only upon surrender of the original Agreement for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Producer. Thereupon, a new agreement for the same principal amount will be issued to the transferee.

11. Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be sent by Federal Express, DHL or other recognized international courier service or by facsimile or electronic transmission and shall be effective the earliest of (a) actual

receipt, or (b) on the third business day after dispatch by Federal Express, DHL or other recognized international courier service, or (c) the next business day after such notice shall have been given by facsimile transmission with electronic answerback confirmation or electronic transmission. A "business day" shall mean any weekday (i.e., Monday through Friday) during which banks are generally open in both the U.S. Until otherwise specified by written notice, the addresses for any such notice shall be as first set forth above, with a copy of notices to Producer to:

%%ADDRESS_OF_ISSUER%%

If to the Company:	E-mail: %%ISSUER_EMAIL%%
	Attention: %%ISSUER_TITLE%%
with a copy to:	Attention: %%LEGAL_NAME%%
	E-mail: %%LEGAL_EMAIL%%
	%%VESTING_AS%%
If to the Purchaser:	E-mail: %%VESTING_AS_EMAIL%%
	Attention: %%INVESTOR_TITLE%%

Investor agrees to accept service of process at the address provided to Producer. Investor may opt to receive electronic notices in the ordinary course of business, where applicable regarding anything which does not require an original signature or official certification, by providing Producer with Investor's preferred email address for such notices.

12. Miscellaneous.

12.1. It is expressly understood, agreed and covenanted that the parties do not by this Agreement intend to form an employment relationship or a partnership or joint venture between them, and in no event shall this Agreement be construed to constitute such an employment relationship, partnership or joint venture. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any third party, whether referred to herein or not.

12.2. The paragraph and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation hereof.

12.3. This Agreement shall be governed by the laws of the State of California applicable to agreements entered into and wholly performed therein without regard to its choice of law provisions, and each party hereby consents to the exclusive jurisdiction of any state or federal court located in Atlanta, Georgia to hear disputes arising out of this Agreement, and agrees that venue therein is proper and convenient.

12.4. This Agreement embodies the entire understanding of the parties hereto and supersedes and replaces all other agreements (written and oral) between the parties relating to the subject matter hereof, and no change, modification or amendment will be valid or effective unless in writing and signed by both parties.

12.5. In the event that Investor should determine to seek any recourse, action or claim to which it may be entitled under or by reason of this Agreement, it hereby agrees that any such recourse, action or claim shall extend only to Producer and not to any of Producer's owners, shareholders, partners or members.

12.6. No Injunctive Relief: Investor agrees that under no circumstances shall Investor have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name).

12.7. In the event that there is any conflict between (i) any provision of this Agreement and (ii) any statute, law, or regulation, the latter (set forth in subpart (ii)) shall prevail; provided, however, that in such event the provision of this Agreement so affected shall be curtailed and limited only to the minimum extent necessary to permit compliance with the minimum requirement, and no other provision of this Agreement shall be affected thereby and all other provisions of this Agreement shall continue in full force and effect.

12.8. This Agreement may be executed simultaneously or in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or scanned electronic signatures shall have the same force as original signatures.

The foregoing reflects our understanding of the essential terms of our agreement, and this Agreement will serve as a binding agreement between us.

INVESTOR:

Producer	Investor
%%ISSUER_SIGNATURE%%	%%INVESTOR_SIGNATURES%%
Signature of Authorized Representative	Signature of Authorized Representative
%%NAME_OF_ISSUER%%	%%VESTING_AS%%
%%ISSUER_TITLE%%	Printed name of Authorized Representative